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FEB 28 2018
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SEC

18005915

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YYY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. PRIVATE CLIENT ADVISORS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

790 NORTH MAIN STREET
(No. and Street)

PROVIDENCE	RI	02904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SERGIO DECURTIS — 401-274-5001 X 330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

BW

OATH OR AFFIRMATION

I, SERGIO DECURTIS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.E. PRIVATE CLIENT ADVISORS, LTD. , as of DECEMBER 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

WALESKE M. OSORIA
NOTARY PUBLIC
STATE OF RHODE ISLAND
MY COMMISSION EXPIRES NOV. 15, 2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.E. PRIVATE CLIENT ADVISORS, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of N.E. Private Client Advisors, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.E. Private Client Advisors, Ltd. as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our responsibility is to express an opinion on N.E. Private Client Advisors, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N.E. Private Client Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client Advisors, Ltd.'s financial statements. The supplemental information is the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as N.E. Private Client Advisors, Ltd.'s auditor since 2016.

Norwood, Massachusetts

February 14, 2018

N.E. Private Client Advisors, Ltd.
Statement of Finanical Condition
December 31, 2017

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$ 200,363	$ 0	$ 200,363
12b(1) fees receivable	0	74,340	74,340
Commissions receivable	3,891	0	3,891
Other assets	0	5,707	5,707
TOTAL CURRENT ASSETS	204,254	80,047	284,301
TOTAL ASSETS	$ 204,254	80,047	$ 284,301

LIABILITIES AND STOCKHOLDER 'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$ 14,814	$ 0	$ 14,814
TOTAL CURRENT LIABILITIES	14,814	0	14,814
STOCKHOLDER'S EQUITY:			
Common stock, $ .01 par value, 8,000 shares authorized, 100 shares issued and outstanding	1	0	1
Additional paid in capital	99,999	0	99,999
Retained earnings	89,440	80,047	169,487
TOTAL STOCKHOLDER'S EQUITY	189,440	80,047	269,487
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 204,254	$ 80,047	$ 284,301

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.
Statement of Income
For the Year Ended December 31, 2017

REVENUES:	
Securities commissions	$ 39,684
Mutual funds and 12b-1 fees	608,719
Interest income	155
TOTAL REVENUE	648,558
EXPENSES:	
Compliance expense	4,250
Insurances	3136
Office expenses	7,670
Officer compensation	70,000
Payroll	221,838
Payroll taxes	24,422
Pension expense	195,641
Professional fees	5,800
Regulatory fees	5,496
Rent	30,000
Taxes	741
Telephone	3,000
TOTAL EXPENSES	571,994
NET INCOME	$ 76,564

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Stock	Additional Paid- In Capital	Retained Earnings	Total
Balance at January 1, 2017	$ 1	$ 99,999	$ 342,923	$ 442,923
Net Income			76,564	76,564
Stockholder's distributions			(250,000)	(250,000)
Balances at December 31, 2017	$ 1	$ 99,999	$ 169,487	$ 269,487

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.

Statement of Cash Flows

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	76,564
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in cash from changes in assets and liabilities:		
12b(1) fees receivable		(30,787)
Commissions receivable		(3,755)
Other assets		(3,450)
Accrued expenses		(1,801)
TOTAL ADJUSTMENTS		(39,793)
NET CASH PROVIDED BY OPERATING ACTIVITIES		36,771
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Stockholder's distributions		(250,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(213,229)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		413,592
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	200,363

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

1. Business Activity

Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker-dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds purchased by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Cash and Cash Equivalents

The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was .05% at December 31, 2017.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2017. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2017. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker-dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2017, the Company had a net capital of $189,440 which was $184,440 in excess of its required net capital of $5,000. At December 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 7.82 %.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2017, the Company incurred shared expenses of $30,000 in rent, $3,000 in telephone expense, and $4,800 in office expenses. During 2017, the Company paid the affiliate$ 37,800 for these shared expenses.

5. Pension Plan

Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company is required to contribute 3% of gross wages for all eligible participants. Under this plan, employees may also elect wage deferrals.

5. Pension Plan (continued)

Effective January 1, 2011 ,the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401 (k) Profit Sharing Plan. As of December 31, 2017, the Company had contributed the following: safe harbor contribution $5,252 profit sharing contribution $42,879 and cash balance plan contribution $147,165. The total amount needed to fully fund this plan is $195,296.

Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate.

As of December 31, 2017, employee membership in the Plan is as follows:

Participants:	
Active	6
Terminated vested	0
Retired	0
Total	6

Under provisions of the Plan, benefits vest 100% immediately. An employee may retire at age 62 with five years of service for full benefits. Cash balance plan information is as follows:

Funded Status		
Projected benefit obligation at December 31, 2017	$	883,493
Fair value of plan assets at December 31, 2017	$	974,217
Funded Status of the Plan	$	353,650
Amounts recognized on the Statement of Financial Position		
Prepaid (accrued) benefit cost	$	0
Amount recognized on the Statement of Income		
Net benefit cost for the period	$	147,165
Weighted Average Assumptions		
Discount rate		5.75%
Expected long term rate of return on plan assets		5.00%
Rate of compensation increase		0%

The discount rate was selected using a hypothetical portfolio of equity and fixed income securities that would provide the necessary cash flows to match projected benefit payments.

The expected rate of return on assets was determined using the historical asset returns for publicly traded equity and fixed income securities.

5. Pension Plan (continued)

Additional pension data

Net periodic pension cost	$	147,165
Employer contributions	$	147,165
Benefits paid	$	-0-
Benefits expected to be paid in each of the next five years and in the aggregate for the five fiscal years that follow		-0-
Contributions expected to be paid to the Plan during the fiscal year Beginning after December 31, 2017		-0-

Plan Assets

The Plan's policy in regard to allocation of invested assets is to achieve an appropriate mix of investments for long term growth that reduces risk through prudent diversification of the portfolio across a broad selection of distinct asset classes. The following was Plan's asset allocation policy as of December 31, 2017.

Asset Class	Target Allocation
Domestic Equity	40%
International Equity	10%
Fixed Income	40%
Money Market	0%
Other	10%
Total Allocation	100%

Plan assets are reported at fair values based on the following three tiered value hierarchy which prioritizes the inputs used in measuring fair values as follows: Level 1 -observable inputs such as quoted prices in active markets; Level 2 - other than quoted prices that are observable directly or indirectly and Level 3 – unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

5. Pension Plan (continued)

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2017.

	Level 1	Level2	Level 3	Total
Mutual Funds:				
Money Market funds	$ 0	$ 0	$ 0	$ 0
Domestic equity funds	348,599	0	0	348,599
International equity funds	177,222	0	0	177,222
Fixed income funds	389,223	0	0	389,223
Other funds	59,173	0	0	59,173
Totals	$ 974,217	$ 0	$ 0	$974,217

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2017. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

The Company internally monitors its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2013, 2014, 2015 and 2016 tax returns remain subject to examination by major tax jurisdictions.

8. Subsequent Events

The Company has evaluated subsequent events through February 14, 2018, which is the date the financial statements were available to be issued.

N.E. PRIVATE CLIENT ADVISORS, LTD.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2017

N.E. Private Client Advisors, Ltd.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 269,487
2. Deduct owership equity not allowable for Net Capital		0
3. Total ownership equity qualified for Net Capital		269,487
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other deductions or allowable credits		
5. Total capital and allowable subordinated liabilities		269,487
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition:	80,047	
B. Secured demand note deficiency		
C. Commodities futures contracts and spot commodities		
D. Other deductions and or charges		(80,047)
7. Other additions and or allowable credits		
8. Net Capital before haircuts on securities positions		189,440
9. Haircuts on Securities:		
A Contract securities commitments		
B. Subordiated securities borrowings		
C. Trading and investment securities		
1. Exempted securities		
2. Debt securities		
3. Options		
4.0ther securities		
D.Undue concentration		
E. Other		
10. Net Capital		$ 189,440

See Report of Independent Registered Public Accounting Firm

N.E. Private Client Advisors, Ltd.

SCHEDULE 1 (cont.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHJ\NGE COMMISSION

December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required: (6 2/3% of aggregate indebtedness)	$ 988
12. Minimum dollar net capital requirement	5,000
13. Net capital requirements (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 minus line 13)	$184,440
15. Net capital less greater of 10% of line 19 or 120% of line 12	$184,440

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1 liabilities from Statement of Financial Condition	$ 14,814
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	14,814
19. Total aggregate indebtedness	7.82%
20. Percentage of aggregate indebtedness to capital (line 18 divided by line 10)	

RECONCILATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-7a5(a) as of December 31, 2017)

Net capital, as reported in Company's Part II A (unaudited) FOCUS Report	$ 191,697
Items not included in computation:	
Increase in non-allowable assets on Focus Report	(2267)
Net Capital	$ 189,440

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

N.E. PRIVATE CLIENT ADVISORS, LTD.

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

N.E. Private Client Advisors, Ltd. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
N.E. Private Client Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) N.E. Private Client Advisors, Ltd. identified the following provisions of 17 C.F.R. 15c3-3(k) under which N.E. Private Client Advisors, Ltd. claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(ii) (exemption provisions) and (2) N.E. Private Client Advisors, Ltd. stated that N.E. Private Client Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. N.E. Private Client Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N.E. Private Client Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, P.C.

Norwood, Massachusetts
February 14, 2018

N.E. Private Client Advisors, Ltd.
Exemption Report
December 31, 2017

N.E. Private Client Advisors, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5(d)(1) and (4), (Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. S 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year, January 1, 2016 to December 31, 2016.

N.E. Private Client Advisors, LTD

By:
President

February 6, 2018